ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

February 18, 2011	Jeremy C. Smith 202-508-4632 202-383-8331 Jeremy.Smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Linda Stirling

Re:	Ashmore Funds

File nos. 333-169226; 811-22468

Dear Ms. Stirling:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which you provided orally via telephone on February 8, 2011. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 22, 2010 to register Class A Shares and Class C Shares for all existing series of the Trust (each, a “Fund” and, collectively, the “Funds”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 2 to the Trust’s Registration Statement, which was filed on February 17, 2011 pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS

1.	Comment: For each Fund with “total return” in its investment objective, please explain that total return is comprised of capital appreciation and income.

Response: The requested changes have been made. The following disclosure has been added to the “Principal Investments and Strategies of Each Fund” section of each Fund’s Prospectus:

“The “total return” sought by the Fund consists of income, gains and capital appreciation, if any.”

2.	Comment: Please consider deleting the line items for “redemption fees” and “acquired fund fees and expenses” from the Shareholder Fees and Annual Fund Operating Expenses tables, respectively, in the Summary Section for each Fund. There are no such fees to disclose.

Response: The Trust respectfully declines to make the requested changes. The Trust believes that it is useful to specifically reflect that no redemption fees or acquired fund fees and expenses are charged for purposes of comparison with other funds that do impose redemption fees or incur acquired fund fees and expenses.

3.	Comment: Please remove footnote one to the Annual Fund Operating Expenses table for each Fund, which provides information regarding the maximum deferred sales charge applicable to Class A shares.

Response: The Trust respectfully declines to make the requested change. Instruction 2(a)(i) to Item 3 on Form N-1A provides that “[a] Fund may include in a footnote to the table, if applicable, . . . a narrative explanation of the sales charges (loads).”

4.	Comment: For each Fund with a contractual fee waiver and/or expense reimbursement arrangement (an “expense agreement”), please include in the footnote describing the expense agreement the period for which the expense agreement is expected to continue.

Response: The requested changes have been made.

5.	Comment: Please clarify in the introduction to the expense example whether the expense information in the example reflects any expense reimbursement or fee waiver arrangements for the first year.

Response: The requested changes have been made. The following disclosure has been added to the introduction to the expense example:

The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses.

6.	Comment: The Prospectus states that the Funds may invest without limit in derivative instruments. Please respond supplementally whether each Fund’s net assets may be invested in derivatives without limit.

Response: The Trust confirms that none of the Funds has adopted a limit on the amount of its assets that can be invested in derivatives or on the amount of its assets that can be segregated or pledged in respect of derivative instruments. The Funds will comply with any limitations on such investments provided by the Investment Company Act of 1940, as amended, and any rules, regulations or interpretive guidance thereunder.

7.	Comment: The Prospectus states that “[t]he Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to these investments will be counted toward satisfaction of the 80% policy.” Please respond supplementally describing how these derivatives will be accounted for in this context.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), each Fund generally accounts for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), a Fund may use a different methodology to account for the synthetic exposure for purposes of its 35d-1 Policy.

8.	Comment: Please change the name “geographic concentration risk” to remove the word “concentration.”

Response: The requested change has been made. The name of the risk has been changed to “geographic focus risk.”

9.	Comment: The description of “lack of operating history risk” in the Trust’s Prospectus states: “the Fund does not have an operating history and may not achieve significant scale.” Please revise this disclosure to conform to the “plain English” requirements of Rule 421 under the Securities Act and Form N-1A.

Response: The requested change has been made. “Lack of Operating History Risk” has been revised and renamed to read as follows:

Limited Operating History Risk. The Fund has a limited operating history for investors to evaluate and may not achieve desired asset levels to maximize investment and operational efficiencies.

Comment: Please remove the cross reference in the summary sections of the Prospectus to the “Summary of Principal Risks” section.

Response: The requested changes have been made.

10.	Comment: Please state that each Fund will provide shareholders with 60 days’ notice of a change in the Fund’s investment objective.

Response: The Trust respectfully declines to make the requested change, as there is no legal requirement of which the Trust is aware to provide such notice to shareholders

11.	Comment: Please confirm the account size below which the Trust may redeem shares involuntarily in an account.

Response: The disclosure has been revised to reflect that a Fund may redeem shares in an account if the account balance falls below a minimum investment amount set by the Fund (presently $500).

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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Alexandra Autrey

David C. Sullivan